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NS Director/PDMR Shareholding

DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 10:37:14 01 June 2026

RNS Number : 4669G
Unilever PLC
01 June 2026

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Judith McKenna
2	**Reason for the notification**	
a)	Position/status	Non-Executive Director of Unilever PLC
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs), each representing 1 Unilever PLC ordinary 3 1/2 pence share US9047678035
b)	Nature of the transaction	Purchase of 4,295 PLC ADRs
c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s): $58.248487 Volume(s): 4,295
e)	Aggregated information - Volume - Total	 4,295 $250,177.25
f)	Date of the transaction	2026-05-28
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Benoît Potier
2	**Reason for the notification**	
a)	Position/status	Non-Executive Director of Unilever PLC
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	Purchase of 2,040 PLC EUR shares
c)	Currency	EUR - Euro
d)	Price(s) and volume(s)	Price(s): €49.05 Volume(s): 2,040
e)	Aggregated information - Volume - Total	 2,040 €100,062.00
f)	Date of the transaction	2026-05-29
g)	Place of the transaction	Euronext Amsterdam - XAMS

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